SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 18, 2003

Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Republic of Panama	England and Wales
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)
1-9610	1-15136
(Commission File Number)	(Commission File Number)
59-1562976	None
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
3655 N.W. 87th Avenue Miami, Florida 33178-2428	Carnival House, 5 Gainsford Street, London SE1 2NE, England
(Address of principal executive offices) (zip code)	(Address of principal executive offices) (zip code)
(305) 599-2600	011 44 20 7940 5381
(Registrant's telephone number, including area code)	(Registrant's telephone number, including area code)
None	None
(Former name and former address, if changed since last report)	(Former name and former address, if changed since last report)

Item 12. Results of Operations and Financial Condition.

On September 18, 2003 Carnival Corporation & plc issued a press release entitled "Carnival Corporation & plc Reports Third Quarter Earnings," which is set forth below.

All the information contained in this Item 12 is being furnished solely for informational purposes and Carnival Corporation and Carnival plc do not intend for any of this information to be incorporated by reference into filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

FOR IMMEDIATE RELEASE

CARNIVAL CORPORATION & PLC REPORTS THIRD QUARTER EARNINGS

MIAMI (09/18/03) -- Carnival Corporation & plc (NYSE/LSE: CCL; NYSE: CUK) reported net income of $734.3 million ($0.90 Diluted EPS) on revenues of $2.52 billion for its third quarter ended August 31, 2003, compared to net income of $500.8 million ($0.85 Diluted EPS) on revenues of $1.44 billion for the same quarter in 2002.

Net income for the nine months ended August 31, 2003 was $988.9 million ($1.42 Diluted EPS) on revenues of $4.90 billion, compared to net income of $824.6 million ($1.40 Diluted EPS) on revenues of $3.34 billion for the same period in 2002.

Earnings per share for the third quarter and nine months of 2003 were reduced by $0.02 and $0.01, respectively, due to the dilutive impact of the company's zero-coupon convertible notes, which became convertible for the first time at the end of the third quarter of 2003. In addition, earnings for last year's third quarter were higher by $14 million resulting from a nonrecurring $34 million income tax benefit from the company's Costa Cruise operations, net of a $20 million impairment charge.

Carnival Corporation and P&O Princess entered into a dual listed company ("DLC") structure on April 17, 2003, which effectively made Carnival Corporation and P&O Princess a single economic entity ("Carnival Corporation & plc" or the "company"). Also on that date, P&O Princess changed its name to Carnival plc. For reporting purposes, Carnival Corporation has accounted for the DLC transaction as an acquisition of Carnival plc. Consolidated financial results for the company for the third quarter of 2003 include the results of Carnival Corporation and Carnival plc for the entire quarter. The nine month results include Carnival Corporation for the entire period and Carnival plc from April 17, 2003.

Consolidated revenues for the third quarter of 2003 increased by $1.08 billion compared to the third quarter of 2002 primarily due to the inclusion of $909 million of Carnival plc revenues and a 19.6 percent increase in Carnival Corporation standalone capacity, partially offset by lower cruise ticket prices. Operating costs and selling, general and administrative expenses increased by $706 million compared to the third quarter of 2002. Approximately $584 million of the increase was due to the inclusion of Carnival plc, and the remainder was primarily due to increased capacity.

In the cruise industry, most companies, including Carnival Corporation & plc, generally consider net revenue yields and net cruise costs (net operating costs and selling, general and administrative expenses) per available lower berth day to be the most meaningful measures of operating performance. Given that the company's reported results for 2003 include the results of Carnival plc for only a portion of this year and none of last year, the company believes that the most meaningful presentation of these measures is on a pro forma basis, which reflects the results of both Carnival Corporation and Carnival plc for the entirety of both periods. The company has also presented these measures on a gross and as reported basis.

Pro Forma Results

Pro forma net revenue yields for the third quarter of 2003 declined 3.4 percent compared to the prior year, which was better than the company's previous guidance in June of a decrease of between 4 and 6 percent as pricing for the summer season recovered more quickly than expected.

Pro forma gross revenue yields declined 4.2 percent. Pro forma yields declined primarily because of lower cruise ticket prices.

Pro forma net cruise costs per available lower berth day for the third quarter of 2003 were down slightly compared to the same period last year and in line with the company's previous guidance. Pro forma gross cruise costs per available lower berth day decreased 2.7 percent compared to the prior year. During the third quarter of 2003, the company realized some synergies from the DLC combination, as well as scale benefits of its 2003 capacity increase, which offset higher fuel and insurance costs.

Reported Results

Reported net revenue yields declined 5.2 percent for the third quarter of 2003 compared to the same quarter of 2002. Reported gross revenue yields declined 3.3 percent. The decline in reported yields was primarily due to lower cruise ticket prices and the inclusion in 2003 of the lower overall yield of the Carnival plc brands. Net cruise costs per available lower berth day increased 1.3 percent (2.7 percent gross) compared to the third quarter of 2002 primarily because of the higher operating costs of the Carnival plc brands.

"We were very encouraged by the strong rebound of our business shortly after the conclusion of the Iraqi war, although cruise ticket pricing during this year's third quarter was somewhat lower than last year. This robust demand for cruise vacations significantly benefited all our brands during our important summer season and led to results that exceeded our prior expectations," said Carnival Corporation & plc chairman and CEO Micky Arison.

Arison added that "the difficult environment that the leisure industry has experienced during 2003 is virtually unprecedented. For the company to have earned nearly three-quarters-of-a-billion dollars in the third quarter alone, speaks volumes about the power of our global brands and the ability of their managements to perform during challenging times."

Arison also pointed out that the company is well into the process of optimizing cost savings and has already launched several new initiatives to improve asset utilization in its effort to achieve higher returns. Last quarter, the company announced that Carnival Cruise Lines' 1,486-passenger Jubilee will be transferred to P&O Cruises Australia in the fall of 2004 and be renamed Pacific Sun, doubling this brand's capacity. Earlier this month, the company announced that it will consolidate its German cruise operations, transferring the 1,590-passenger A'ROSA Blu to its AIDA brand in summer 2004. The company also entered into a non-binding letter of intent to sell the A'ROSA brand name and the A'ROSA riverboats. With the transfer of the A'ROSA Blu, Carnival Corporation & plc will have two distinct brands, AIDA and Costa Kreuzfahrten, operating five vessels catering exclusively to German-speaking passengers.

The company launched four new ships during the third quarter of 2003. Costa Cruises' new 2,114-passenger Costa Mediterranea was introduced in Europe on June 16, 2003. In North America, Princess Cruises' 1,970-passenger Island Princess entered service in Alaska on July 12, 2003, while Carnival Cruise Lines' new 2,974-passenger Carnival Glory began sailing July 14, 2003 from Port Canaveral, Fla. Finally, Holland America's 1,848-passenger Oosterdam, the second vessel of the line's Vista-class series, entered service August 3, 2003 with a series of European cruises.

Fourth Quarter Outlook

Booking volumes for sailings during the remainder of 2003 have remained strong and continue to run ahead of the prior year on a capacity adjusted basis although, naturally, down from the peak levels experienced mid-summer. As a result, occupancies for sailings in the fourth quarter of 2003, which had fallen significantly behind during the Iraqi war, have now almost returned to last year's levels. Pricing continues to be a challenge, especially during the seasonally weak fourth quarter, and the company continues to expect fourth quarter 2003 net revenue yields on a pro forma basis to be down 4 to 6 percent compared to last year. The booking curve continues to remain very close to sailing and, accordingly, the forecasting of future results, as has been the case in recent quarters, is less predictable than prior years.

Net cruise costs (excluding fuel costs) per available lower berth day on a pro forma basis in the fourth quarter 2003 are expected to be down slightly compared to the prior year as the company continues to realize the synergies from the DLC combination, despite the expected increasing introductory costs relating to the delivery of the Queen Mary 2 in the first quarter of fiscal 2004. Based on these estimates, the company continues to expect earnings per share for the fourth quarter to be in a range of $0.24 to $0.28.

The company has scheduled a conference call with analysts at 10 a.m. EDT (15.00 London time) today to discuss its 2003 third quarter earnings. This call can be listened to live, and additional information can be obtained, via Carnival Corporation & plc's Web sites at www.carnivalcorp.com and www.carnivalplc.com.

For additional quarterly and annual pro forma data for Carnival Corporation & plc please refer to the joint Current Report on Form 8-K to be filed on September 18, 2003 with the SEC. This document can also be viewed on the company's Web sites at www.carnivalcorp.com and www.carnivalplc.com. A copy of the joint Current Report will be available shortly at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London E14 5HS.

Carnival Corporation & plc is the largest cruise vacation group in the world, with a portfolio of 13 cruise brands in North America, Europe and Australia, comprised of Carnival Cruise Lines, Princess Cruises, Holland America Line, Costa Cruises, P&O Cruises, Cunard Line, Windstar Cruises, Seabourn Cruise Line, Ocean Village, Swan Hellenic, AIDA, A'ROSA, and P&O Cruises Australia.

Together, these brands operate 70 ships totaling more than 110,800 lower berths with 13 new ships scheduled for delivery between now and mid-2006. Carnival Corporation & plc also operates three riverboats on Europe's Danube River and the leading tour companies in Alaska and the Canadian Yukon, Holland America Tours and Princess Tours. Traded on both the New York and London Stock Exchanges, Carnival Corporation & plc is the only group in the world to be included in both the S&P 500 and the FTSE 100 indices.

Cautionary note concerning factors that may affect future results

Some of the statements contained in this earnings release are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to Carnival Corporation & plc, including some statements concerning future results, plans, outlook, goals and other events which have not yet occurred. You can find many, but not all, of these statements by looking for words like "will," "may," "believes," "expects," "anticipates," "forecast," "future," "intends," "plans," and "estimates" and for similar expressions. Because forward-looking statements, including those which may impact the forecasting of earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and tax costs, costs per available lower berth day, estimates of ship depreciable lives and residual values or business prospects, involve risks and uncertainties, there are many factors that could cause Carnival Corporation & plc's actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These factors include, but are not limited to, the following: achievement of expected benefits from the DLC transaction; risks associated with the DLC structure; risks associated with the uncertainty of the tax status of the DLC structure; general economic and business conditions, which may impact levels of disposable income of consumers and the net revenue yields for cruise brands of Carnival Corporation & plc; conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and increases in capacity offered by cruise ship and land-based vacation alternatives; the impact of operating internationally; the international political and economic climate, armed conflicts, terrorist attacks, availability of air service and other world events and adverse publicity and their impact on the demand for cruises; accidents and other incidents at sea affecting the health, safety, security and vacation satisfaction of passengers; the ability of Carnival Corporation & plc to implement its shipbuilding programs and brand strategies and to continue to expand its businesses worldwide; the ability of Carnival Corporation & plc to attract and retain shipboard crew and maintain good relations with employee unions; the ability to obtain financing on terms that are favorable or consistent with Carnival Corporation & plc's expectations; the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and fuel, food, insurance and security costs; changes in the tax, environmental, health, safety, security and other regulatory regimes under which Carnival Corporation & plc operates; continued availability of attractive port destinations; the ability to successfully implement cost improvement plans and to integrate business acquisitions; continuing financial viability of Carnival Corporation & plc's travel agent distribution system; weather patterns or natural disasters; and the ability of a small group of shareholders effectively to control the outcome of shareholder voting.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, Carnival Corporation & plc expressly disclaims any obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

MEDIA CONTACTS:
US
Carnival Corporation & plc
Tim Gallagher
1 305 599 2600, ext. 16000

INVESTOR RELATIONS CONTACTS:
US/UK
Carnival Corporation & plc
Beth Roberts
1 305 406 4832

UK
Brunswick Group
Sophie Fitton
44 (0) 20 7404 5959

UK
Bronwen Griffiths
44 (0) 23 8052 5231

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended August 31,		Nine Months Ended August 31,	
	2003 (1)	**2002** (2)	**2003** (1)	**2002** (2)
	(in thousands, except earnings per share)		(in thousands, except earnings per share)	
Revenues				
Cruise				
Passenger tickets	$ 1,863,185	$ 1,089,331	$ 3,671,039	$ 2,552,846
Onboard and other	466,468	252,782	1,003,125	665,635
Other	194,087	98,474	227,087	125,546
	2,523,740	1,440,587	4,901,251	3,344,027
Costs and Expenses				
Operating				
Cruise				
Passenger tickets	361,268	197,426	747,323	508,569
Onboard and other	82,531	35,891	154,806	85,335
Payroll and related	218,277	116,497	520,009	339,730
Food	118,165	68,691	275,636	189,456
Other ship operating	368,697	199,657	864,360	527,398
Other	130,707	67,506	164,932	96,530
Total operating	1,279,645	685,668	2,727,066	1,747,018
Selling and administrative	259,582	147,407	648,312	440,931
Depreciation and amortization	175,782	99,088	416,990	281,431
Impairment charge		20,000		20,000
	1,715,009	952,163	3,792,368	2,489,380
Operating Income	808,731	488,424	1,108,883	854,647
Nonoperating (Expense) Income				
Interest income	6,717	10,627	20,042	25,168
Interest expense, net of capitalized interest	(57,754)	(28,839)	(128,660)	(86,431)
Other income (expense), net	4,934	1,879	8,506	(5,251)
	(46,103)	(16,333)	(100,112)	(66,514)
Income Before Income Taxes	762,628	472,091	1,008,771	788,133
Income Tax (Expense) Benefit, Net	(28,367)	28,673 (3)	(19,836)	36,472 (3)
Net Income	$ 734,261	$ 500,764	$ 988,935	$ 824,605
Earnings Per Share				
Basic	$ 0.92	$ 0.85	$ 1.43	$ 1.41
Diluted	$ 0.90	$ 0.85	$ 1.42	$ 1.40
Weighted-Average Shares Outstanding – Basic	797,015	586,672	690,949	586,496
Weighted-Average Shares Outstanding – Diluted	818,191	587,917	698,696	588,117

(1) Commencing on April 17, 2003, the company's consolidated statements of operations include Carnival plc's results of operations.

(2) Reclassifications have been made to certain 2002 amounts to conform to the current period presentation.

(3) Includes a $34 million nonrecurring income tax benefit from Costa Cruises resulting from an Italian investment tax law.

CARNIVAL CORPORATION & PLC
SELECTED STATISTICAL AND SEGMENT INFORMATION

	Three Months Ended August 31,		Nine Months Ended August 31,	
	2003 (1) (in thousands)	2002 (2)	2003 (1) (in thousands)	2002 (2)
STATISTICAL INFORMATION				
Passengers carried	1,629	1,036	3,769	2,640
Available lower berth days	9,915	5,524	23,381	15,842
Occupancy percentage	109.8%	113.7%	104.4%	106.3%
SEGMENT INFORMATION				
Revenues				
Cruise	$ 2,329,653	$ 1,342,113	$ 4,674,164	$ 3,218,481
Other (3)	257,332	125,407	303,125	158,902
Intersegment elimination	(63,245)	(26,933)	(76,038)	(33,356)
	$ 2,523,740	$ 1,440,587	$ 4,901,251	$ 3,344,027
Operating expenses				
Cruise	$ 1,148,938	$ 618,162	$ 2,562,134	$ 1,650,488
Other (3)	193,952	94,439	240,970	129,886
Intersegment elimination	(63,245)	(26,933)	(76,038)	(33,356)
	$ 1,279,645	$ 685,668	$ 2,727,066	$ 1,747,018
Selling and administrative expenses				
Cruise	$ 249,522	$ 140,249	$ 622,438	$ 419,102
Other (3)	10,060	7,158	25,874	21,829
	$ 259,582	$ 147,407	$ 648,312	$ 440,931
Operating income (loss)				
Cruise, excluding impairment charge	$ 763,353	$ 489,866	$ 1,085,236	$ 876,468
Cruise – impairment charge		(20,000)		(20,000)
Other	45,378	18,558	23,647	(1,821)
	$ 808,731	$ 488,424	$ 1,108,883	$ 854,647

(1) Commencing on April 17, 2003, the company's statistical and segment information include Carnival plc's data.

(2) Reclassifications have been made to certain 2002 amounts to conform to the current period presentation.

(3) Other includes the company's tour operations (Holland America Tours and Princess Tours) and its business-to-business travel agency (P&O Travel Ltd.).

CARNIVAL CORPORATION & PLC
HISTORICAL GAAP RECONCILING INFORMATION

Gross and net revenue yields were computed as follows (1):

	Three Months Ended August 31,	
	2003	**2002**
	(in thousands, except yields)	
Cruise revenues		
Passenger tickets	$ 1,863,185	$ 1,089,331
Onboard and other	466,468	252,782
Gross cruise revenues	2,329,653	1,342,113
Less cruise costs		
Passenger tickets	(361,268)	(197,426)
Onboard and other	(82,531)	(35,891)
Net cruise revenues	$ 1,885,854	$ 1,108,796
Available lower berth days ("ALBDs") (2)	9,915	5,524
Gross revenue yields (3)	$ 234.96	$ 242.96
Net revenue yields (4)	$ 190.20	$ 200.72

Gross and net cruise costs per ALBD were computed as follows (1):

	Three Months Ended August 31,	
	2003	**2002**
	(in thousands, except costs per ALBD)	
Cruise operating expenses	$ 1,148,938	$ 618,162
Cruise selling and administrative expenses	249,522	140,249
Gross cruise costs	1,398,460	758,411
Less cruise costs		
Passenger tickets	(361,268)	(197,426)
Onboard and other	(82,531)	(35,891)
Net cruise costs	$ 954,661	$ 525,094
ALBDs	9,915	5,524
Gross cruise costs per ALBD (5)	$ 141.04	$ 137.29
Net cruise costs per ALBD (6)	$ 96.28	$ 95.06

CARNIVAL CORPORATION & PLC
PRO FORMA GAAP RECONCILING INFORMATION

Pro forma gross and net revenue yields, assuming that the DLC transaction was completed and Carnival plc was consolidated for the entire 2002 period, would have been computed as follows (1) (7):

	Three Months Ended August 31,	
	2003	**2002**
	(in thousands, except yields)	
Cruise revenues		
Passenger tickets	$ 1,863,185	$ 1,674,519
Onboard and other	466,468	380,515
Gross cruise revenues	2,329,653	2,055,034
Less cruise costs		
Passenger tickets	(361,268)	(339,224)
Onboard and other	(82,531)	(66,838)
Net cruise revenues	$ 1,885,854	$ 1,648,972
ALBDs (2)	9,915	8,375
Gross revenue yields (3)	$ 234.96	$ 245.38
Net revenue yields (4)	$ 190.20	$ 196.89

Pro forma gross and net cruise costs per ALBD would have been computed as follows (1) (7):

	Three Months Ended August 31,	
	2003	**2002**
	(in thousands, except costs per ALBD)	
Cruise operating expenses	$ 1,148,938	$ 989,030
Cruise selling and administrative expenses	249,522	225,310
Gross cruise costs	1,398,460	1,214,340
Less cruise costs		
Passenger tickets	(361,268)	(339,224)
Onboard and other	(82,531)	(66,838)
Net cruise costs	$ 954,661	$ 808,278
ALBDs	9,915	8,375
Gross cruise costs per ALBD (5)	$ 141.04	$ 145.00
Net cruise costs per ALBD (6)	$ 96.28	$ 96.51

NOTES TO HISTORICAL AND PRO FORMA GAAP RECONCILING INFORMATION

(1) Carnival Corporation & plc uses net cruise revenue per available lower berth day ("net revenue yields"), and net cruise costs per available lower berth day as significant non-GAAP financial measures of its cruise segment financial performance. Carnival Corporation & plc believes that net revenue yields are commonly used in the cruise industry to measure a company's pricing performance. This measure is also used for revenue management purposes. In calculating net revenue yields, the company uses net cruise revenues rather than gross cruise revenues. Carnival Corporation & plc believes that "net cruise revenues" is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues received by the company net of its most significant variable costs (travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard revenues). Substantially all of the remaining cruise costs are largely fixed once the company's ship capacity levels have been determined.

Net cruise costs per available lower berth day are the most significant measure used by the company to monitor its ability to control costs. In calculating this measure, the company deducts the same variable costs as described above, which are included in the calculation of net revenues. This is done to avoid duplicating these variable costs in the non-GAAP financial measures described above because these variable costs are directly associated with the revenues earned by the company.

(2) Represents the total passenger capacity for the period, assuming two passengers per cabin, that the company offers for sale, which is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(3) Represent gross cruise revenues divided by ALBDs.

(4) Represent net cruise revenues divided by ALBDs.

(5) Represent gross cruise costs divided by ALBDs.

(6) Represent net cruise costs divided by ALBDs.

(7) The pro forma information gives pro forma effect to the DLC transaction between Carnival Corporation and Carnival plc, which was completed on April 17, 2003. Management has prepared the pro forma information based upon the companies' historical financial information and, accordingly, the above information should be read in conjunction with the companies' historical financial statements, as well as pro forma information included in the companies' joint Current Reports on Form 8-K filed on May 29, 2003 and to be filed on September 18, 2003.

The DLC transaction has been accounted for as an acquisition of Carnival plc by Carnival Corporation, using the purchase method of accounting. The Carnival plc accounting policies have been conformed to Carnival Corporation's policies. Carnival plc's reporting period has been changed to the Carnival Corporation reporting period and the information presented above covers the same periods of time for both companies.

The above pro forma information has been prepared as if the DLC transaction had occurred on December 1, 2001 and has not been adjusted to reflect any net transaction benefits. In addition, it excludes the costs related to the terminated Royal Caribbean transaction and the completion of the DLC transaction with Carnival Corporation, which were expensed by Carnival plc prior to April 17, 2003. Finally, the pro forma information does not purport to represent what the results of operations actually could have been if the DLC transaction had occurred on December 1, 2001 or what those results will be for any future periods.

(8) In this earnings release, Carnival Corporation & plc has not provided future gross revenue yields or gross cruise costs per available lower berth day because it is unable to provide reconciliations of forecasted net cruise revenues to forecasted gross cruise revenues or forecasted net cruise costs to forecasted cruise operating expenses without unreasonable effort. The reconciliations would require Carnival Corporation & plc to forecast, with reasonable accuracy, the amount of air and other transportation costs that its forecasted cruise passengers would elect to purchase from the company (the "air/sea mix"). Since the forecasting of future air/sea mix involves several significant variables and the revenues from the sale of air and other transportation approximate the costs of providing that transportation, management focuses primarily on forecasts of net cruise revenues and costs rather than gross cruise revenues and costs. This does not impact, in any material respect, the company's ability to forecast its future results, as any variation in the air/sea mix has no material impact on the company's forecasted net cruise revenues or forecasted net cruise costs.

###

--------------------End Press Release, dated September 18, 2003----------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARNIVAL CORPORATION

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Senior Vice President-Finance
and Chief Financial and
Accounting Officer

Date: September 18, 2003

CARNIVAL PLC

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Senior Vice President-Finance
and Chief Financial and
Accounting Officer

Date: September 18, 2003